CLEAN EARTH ACQUISITIONS CORP.

12600 Hill Country Blvd, Building R, Suite 275

Bee Cave, Texas 78738

January 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:           Clean Earth Acquisitions Corp.

Registration Statement on Form S-1

Filed November 19, 2021

File No. 333-261201

Dear Mr. Dougherty:

Reference is made to our letter, filed as correspondence via EDGAR on January 14, 2022, in which we requested acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 19, 2022 at 4:00 pm Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Karen J. Garnett of Proskauer Rose LLP at (202) 416-6850.

[Signature page follows]

CLEAN EARTH ACQUISITIONS CORP.

By:	/s/ Aaron T. Ratner
Name:	Aaron T. Ratner
Title:	Chief Executive Officer